UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2016

COMMISSION FILE NUMBER : 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated April 26, 2016.

Attached as Exhibit II is a press release of Capital Product Partners LP, dated April 26, 2016.

Attached as Exhibit III is a press release of Capital Product Partners LP, dated April 22, 2016.

Attached as Exhibit IV is Capital Product Partners LP’s First Quarter 2016 Earnings Presentation, dated April 26, 2016.

Exhibit I is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-210394 and 333-189603).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: April 27, 2016	By:	Capital GP L.L.C., its general partner

/s/ Jerry Kalogiratos
Name: Jerry Kalogiratos
Title: Chief Executive Officer and
Chief Financial Officer of Capital GP L.L.C.